Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2017 and Declares a Quarterly Dividend
MONACO - February 5, 2018 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months and year ended December 31, 2017.
The Company also announced today that its Board of Directors has declared a quarterly cash dividend of $0.02 per share on the Company’s common stock.
Results for the Three Months and Year Ended December 31, 2017 and 2016
For the three months ended December 31, 2017, the Company’s GAAP net loss was $1.1 million, or $0.01 loss per diluted share. For the same period in 2016, the Company’s GAAP net loss was $20.6 million, or $0.29 loss per diluted share. Total vessel revenues for the three months ended December 31, 2017 were of $51.1 million, compared to $26.8 million for the three months ended December 31, 2016. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fourth quarter of 2017 and 2016 were $22.9 million and $1.0 million, respectively (see Non-GAAP Financial Measures below).
For the year ended December 31, 2017, the Company’s GAAP net loss was $59.7 million, or $0.83 loss per diluted share compared to a GAAP net loss of $124.8 million, or $2.22 loss per diluted share for the prior year. EBITDA for the years ended December 31, 2017 and 2016 were $35.3 million and a loss of $45.7 million, respectively (see Non-GAAP Financial Measures below).
For the year ended December 31, 2017, the Company’s adjusted net loss was $41.6 million, or $0.57 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the year ended December 31, 2016, the Company’s adjusted net loss was $99.9 million, or $1.78 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million. Adjusted EBITDA for the years ended December 31, 2017 and 2016 were $53.5 million and a loss of $20.8 million, respectively (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Fourth Quarter of 2017

•	Our Kamsarmax fleet earned $12,605 per day

•	Our Ultramax fleet earned $10,886 per day
Voyages Fixed thus far for the First Quarter of 2018

•	Kamsarmax fleet: approximately $13,300 per day for 74% of the days

•	Ultramax fleet: approximately $9,800 per day for 63% of the days
Cash and Cash Equivalents
As of February 2, 2018, the Company had approximately $69.1 million in cash and cash equivalents.
Recent Significant Events
Vessel Acquisitions
The Company acquired nine Chinese built Ultramax dry bulk vessels in two separate transactions for a total consideration of $207.0 million, of which $186.7 million was paid in cash and $20.3 million was in the form of the Company’s common stock. Two of the vessels were built in 2014, four were built in 2015, one was built in 2016, and two were built in 2017. All nine vessels were delivered to the Company as of December 31, 2017.

The Company also entered into an agreement to purchase one Kamsarmax dry bulk vessel for $25.5 million, of which $18.8 million remains unpaid at December 31, 2017. The Kamsarmax vessel is a resale unit which is expected to be delivered from Jiangsu New Yangzijiang Shipbuilding Co Ltd in China in the second quarter of 2018.
Liquidity and Debt
Share Repurchase Program
The Company repurchased approximately 1.5 million shares of its common stock under the Board of Directors authorized stock repurchase program at a cost of approximately $11.0 million, or at an average cost of $7.51 per share, which was funded from available cash resources. As of February 2, 2018, approximately $39.0 million of the $50.0 million authorized remains available for the repurchase of the Company’s common stock in open market or privately negotiated transactions. The specific timing and amounts of any repurchases will be in the sole discretion of management and may vary based on market conditions and other factors and the Company is not obligated under the terms of the program to repurchase any of its common stock. The authorization has no expiration date.
Senior Notes Repurchase Program
In December 2016, the Company’s Board of Directors authorized the repurchase of up to $20.0 million of the Company's outstanding 7.5% Senior Notes due in 2019, or Senior Notes, in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of February 2, 2018, the entire $20.0 million remains available.
Dividend
In the fourth quarter of 2017, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
Today, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2018, to all shareholders of record as of February 15, 2018. As of February 2, 2018, 77,141,140 shares were outstanding.
$38.7 Million Credit Facility
On December 13, 2017, the Company entered into a senior secured credit facility for up to $38.7 million (the “$38.7 Million Credit Facility”), which was used to finance a portion of the purchase price of three Ultramax vessels acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85% per annum. This facility is secured by, among other things, a first preferred mortgage on the three Ultramax vessels and guaranteed by each vessel owning subsidiary. The entire $38.7 million available under the credit facility was drawn down, all of which remains currently outstanding.
$85.5 Million Credit Facility
On December 5, 2017, the Company entered into a senior secured credit facility for up to $85.5 million (the “$85.5 Million Credit Facility”), which was used to finance a portion of the purchase price of six Ultramax vessels acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. This facility is secured by, among other things, a first preferred mortgage on the six Ultramax vessels and guaranteed by each vessel owning subsidiary. The entire $85.5 million available under the credit facility was drawn down, all of which remains currently outstanding.
$19.6 Million Lease Financing
On October 20, 2017, the Company entered into a financing transaction in respect of one of its Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba (the “$19.6 Million Lease Financing”), a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, that the Company could extend for a further six months. The cost of the financing is equivalent to an implied fixed interest rate of 4.23% for 10 years. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale through the end of the agreement.

$409 Million Credit Facility
During the fourth quarter of 2017, the Company drew down the $79.0 million available to it under the revolving line of credit available under the $409 Million Credit Facility. As of February 2, 2018, the Company is fully drawn on this facility.
Debt Overview
The Company’s outstanding debt balance, gross of unamortized deferred financing costs as of December 31, 2017 and February 2, 2018, are as follows (dollars in thousands).

	As of December 31, 2017	As of February 2, 2018
Credit Facility	Amount Outstanding	Amount Outstanding
Senior Notes	$73,625	$73,625
$409 Million Credit Facility	174,443	173,123
$330 Million Credit Facility	247,876	247,876
$42 Million Credit Facility	22,354	22,354
$67.5 Million Credit Facility	40,461	39,679
$12.5 Million Credit Facility	10,183	10,183
$27.3 Million Credit Facility	18,213	18,017
$85.5 Million Credit Facility	85,500	85,500
$38.7 Million Credit Facility	38,700	38,700
$19.6 Million Lease Financing	19,268	19,174
Total	$730,623	$728,231

The Company’s projected quarterly debt repayments on our bank loans and senior notes and bareboat charter payments on our finance lease through 2019 are as follows (dollars in thousands):

		Principal on Bank Loans and Senior Notes	Finance Lease	Total
Q1 2018	(1)	$10,843	$329	$11,172
Q2 2018		12,161	493	12,654
Q3 2018		11,729	493	12,222
Q4 2018		11,069	493	11,562
Q1 2019		10,791	493	11,284
Q2 2019		10,592	493	11,085
Q3 2019	(2)	84,650	493	85,143
Q4 2019		12,554	493	13,047
Total		$164,389	$3,780	$168,169

(1)	Relates to payments expected to be made from February 3, 2018 to March 31, 2018.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity.

Financial Results for the Three Months Ended December 31, 2017 Compared to the Three Months Ended December 31, 2016
For the fourth quarter of 2017, the Company’s GAAP net loss was $1.1 million, or $0.01 loss per diluted share. For the same period in 2016, the Company’s GAAP net loss was $20.6 million, or $0.29 loss per diluted share. Earnings before interest, taxes, depreciation and amortization for the fourth quarters of 2017 and 2016 were $22.9 million and $1.0 million, respectively (see Non-GAAP Financial Measures).
Total vessel revenues for the fourth quarter of 2017 were of $51.1 million, an increase of $24.3 million from $26.8 million in the fourth quarter of 2016. Our TCE revenue (see Non-GAAP Financial Measures) for the fourth quarter of 2017 was $51.0 million, an increase of $24.2 million from the fourth quarter of 2016. During the fourth quarter of 2017, a large percentage of our fleet was positioned within the Atlantic basin allowing us to capitalize on the strong coal and petroleum coke volumes to the North Atlantic, while reducing the impact of the announced restrictions on Chinese coal imports.
Total operating expenses for the fourth quarter of 2017 were $43.2 million compared to $40.9 million in the fourth quarter of 2016. In the fourth quarter of 2017, we took delivery of nine Ultramax vessels, which contributed approximately $2.0 million in operating expenses, consisting primarily of takeover costs and other vessel operating expenses.
Ultramax Operations

	Three Months Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$30,266	$16,020	$14,246	89
Voyage expenses	47	(5)	52	1,040
TCE Revenue	$30,219	$16,025	$14,194	89
Operating expenses:
Vessel operating costs	14,082	12,030	2,052	17
Charterhire expense	936	—	936	—
Vessel depreciation	7,819	6,765	1,054	16
General and administrative expense	881	795	86	11
Total operating expenses	$23,718	$19,590	$4,128	21
Operating income (loss)	$6,501	$(3,565)	$10,066	282
Vessel revenue for our Ultramax Operations increased to $30.3 million in the three months ended December 31, 2017 from $16.0 million in the three months ended December 31, 2016.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $30.2 million for the three months ended December 31, 2017 and was associated with a day-weighted average of 29 vessels owned and one time chartered-in vessel, compared to $16.0 million for the three months ended December 31, 2016, which was associated with a day-weighted average of 26 vessels owned. TCE revenue per day was $10,886 and $7,238 for the three months ended December 31, 2017 and 2016, respectively. Our Ultramax fleet benefitted due to the fleet positional strategy in place for the fourth quarter of 2017, which was weighted towards the Atlantic. This enabled us to take advantage of the strong coal and petroleum coke export volumes, while avoiding the downside risk in the Pacific from coal import regulations instituted by Chinese Authorities.

	Three Months Ended December 31,
Ultramax Operations:	2017	2016	Change	% Change
TCE Revenue	$30,219	$16,025	$14,194	89
TCE Revenue / Day	$10,886	$7,238	$3,648	50
Revenue Days	2,776	2,214	562	25
Our Ultramax Operations vessel operating costs were $14.1 million for the three months ended December 31, 2017, including approximately $1.2 million of takeover costs (primarily attributable to the nine vessels acquired in the period) and contingency expenses and related to 29 vessels owned, on average during the period. Vessel operating costs for the prior year period were $12.0 million and related to 26 vessels owned, on average during the period. Daily operating costs excluding other non-operating expenses for the three months ended December 31, 2017 were $4,749.

Charterhire expense for our Ultramax Operations was approximately $0.9 million for the three months ended December 31, 2017, and relates to the vessel we have time chartered-in at $10,125 per day since the end of the third quarter of 2017.
Ultramax Operations depreciation increased to $7.8 million in the three months ended December 31, 2017 from $6.8 million in the prior year period reflecting the increase in our weighted average vessels owned to 29 from 26.
General and administrative expense for our Ultramax Operations was $0.9 million for the three months ended December 31, 2017 and $0.8 million for the three months ended December 31, 2016. The increase was due to an increase in administrative service fees, reflecting the growth of our fleet.
Kamsarmax Operations

	Three Months Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$20,861	$10,826	$10,035	93
Voyage expenses	50	36	14	39
TCE Revenue	$20,811	$10,790	$10,021	93
Operating expenses:
Vessel operating costs	8,719	7,006	1,713	24
Charterhire expense	11	2,569	(2,558)	(100)
Vessel depreciation	5,021	3,821	1,200	31
General and administrative expense	324	451	(127)	(28)
Total operating expenses	$14,075	$13,847	$228	2
Operating income (loss)	$6,736	$(3,057)	$9,793	320
Vessel revenue for our Kamsarmax Operations increased to $20.9 million in the three months ended December 31, 2017 from $10.8 million in the three months ended December 31, 2016.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $20.8 million for the three months ended December 31, 2017 and was associated with a day-weighted average of 18 vessels owned, compared to $10.8 million for the three months ended December 31, 2016, which was associated with a day-weighted average of 15 vessels owned and two vessels time chartered-in. TCE revenue per day was $12,605 and $7,401 for the three months ended December 31, 2017 and 2016, respectively. Our Kamsarmax vessels were able to benefit from their positioning in the Atlantic basin at the beginning of the fourth quarter of 2017 allowing us to take advantage of the strong coal volumes to the North Atlantic.

	Three Months Ended December 31,
Kamsarmax Operations:	2017	2016	Change	% Change
TCE Revenue	$20,811	$10,790	$10,021	93
TCE Revenue / Day	$12,605	$7,401	$5,204	70
Revenue Days	1,651	1,458	193	13
Kamsarmax Operations vessel operating costs were $8.7 million for the three months ended December 31, 2017, including approximately $0.5 million of takeover costs and contingency expenses, related to 18 vessels owned, on average during the period. Vessel operating costs for the prior year period were $7.0 million and related to 15 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the three months ended December 31, 2017 were $4,943.
In the three months ended December 31, 2017 no Kamsarmax vessels were time chartered-in. During the prior year period, two Kamsarmax vessels were time chartered-in resulting in charterhire expense of $2.6 million.

Kamsarmax Operations depreciation increased to $5.0 million in the three months ended December 31, 2017 from $3.8 million in the prior year period reflecting the increase in our weighted average vessels owned to 18 from 15.
General and administrative expense for our Kamsarmax Operations was $0.3 million and $0.5 million for the three months ended December 31, 2017 and 2016. The expense consists primarily of administrative services fees.
Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to any of our segments. Corporate related expenses were $14.3 million in both the fourth quarters of 2017 and 2016. A decrease in restricted stock amortization resulting from run-off of prior year grants was offset by an increase in financial expenses due to an increase in the LIBOR rate, higher levels of debt and the cessation of the capitalization of interest.
Financial Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
For 2017, the Company’s GAAP net loss was $59.7 million, or $0.83 loss per diluted share compared to a GAAP net loss of $124.8 million, or $2.22 loss per diluted share for the prior year. EBITDA for 2017 and 2016 were $35.3 million and a loss of $45.7 million, respectively (see Non-GAAP Financial Measures below).
For 2017, the Company’s adjusted net loss was $41.6 million, or $0.57 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For 2016, the Company’s adjusted net loss was $99.9 million, or $1.78 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million.
Total vessel revenues for 2017 were $162.2 million, an increase of $83.8 million from $78.4 million in 2016. Our TCE revenue (see Non-GAAP Financial Measures) for 2017 was $161.8 million, an increase of $83.3 million from 2016. The increase in TCE revenue is attributable to rate increases throughout the year, a sustained increased in demand across all bulk sectors, regions and commodities, as well as a reduction in tonnage supply. We also experienced an increase in revenue days associated with the growth of our fleet.
Total operating expenses for 2017 were $187.8 million compared to $179.1 million in 2016, which included $17.7 million and $12.4 million, respectively, related to asset disposals (as described above). The year over year increase is primarily due to an $18.6 million increase in vessel operating costs resulting from the increase in the size of our fleet.

Ultramax Operations

	For the Year Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$94,380	$46,718	$47,662	102
Voyage expenses	129	36	93	258
TCE Revenue	$94,251	$46,682	$47,569	102
Operating expenses:
Vessel operating costs	51,445	41,749	9,696	23
Charterhire expense	975	5,033	(4,058)	(81)
Charterhire termination	—	7,500	(7,500)	(100)
Vessel depreciation	29,797	22,040	7,757	35
General and administrative expense	3,389	2,725	664	24
Loss / write down on assets held for sale	—	(130)	130	(100)
Total operating expenses	$85,606	$78,917	$6,689	8
Operating income (loss)	$8,645	$(32,235)	$40,880	127
Vessel revenue for our Ultramax Operations increased to $94.4 million in 2017 from $46.7 million in 2016 due to significant increases in both rates and revenue days, the latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $94.3 million for 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $46.7 million for the prior year, which was associated with a day-weighted average of 22 vessels owned and one vessel time chartered-in. TCE revenue per day was $9,159 and $5,896 for 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply drove the increase in rates for both of our vessel types.

	For the Year Ended December 31,
Ultramax Operations:	2017	2016	Change	% Change
TCE Revenue	$94,251	$46,682	$47,569	102
TCE Revenue / Day	$9,159	$5,896	$3,263	55
Revenue Days	10,291	7,917	2,374	30
Our Ultramax Operations vessel operating costs were $51.4 million for 2017, including approximately $1.2 million of takeover costs associated with new deliveries and $0.6 million of other non-operating expenses and related to 28 vessels owned, on average during the period. Vessel operating costs for the prior year were $41.7 million and related to 22 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2017 were $4,842.
Charterhire expense for our Ultramax Operations decreased to $1.0 million in 2017 from $5.0 million in the prior year. We did not time charter-in any Ultramax vessels until the end of the third quarter of 2017, when we chartered-in one Ultramax vessel at $10,125 per day. During 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts.
Ultramax Operations depreciation increased to $29.8 million in 2017 from $22.0 million in the prior year reflecting the increase in our day weighted average vessels owned to 28 from 22.
General and administrative expense for our Ultramax Operations was $3.4 million for 2017 and $2.7 million for 2016. The increase is due to an increase in administrative services fees, reflecting the growth of our fleet.
During 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, due to accrual adjustments and other cost true ups.

Kamsarmax Operations

	For the Year Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$67,825	$31,684	$36,141	114
Voyage expenses	300	(81)	381	470
TCE Revenue	$67,525	$31,765	$35,760	113
Operating expenses:
Vessel operating costs	35,336	27,083	8,253	30
Charterhire expense	4,417	12,323	(7,906)	(64)
Charterhire termination	—	2,500	(2,500)	(100)
Vessel depreciation	18,713	14,522	4,191	29
General and administrative expense	1,916	1,718	198	12
Loss / write down on assets held for sale	17,701	11,557	6,144	53
Total operating expenses	$78,083	$69,703	$8,380	12
Operating loss	$(10,558)	$(37,938)	$27,380	72
Vessel revenue for our Kamsarmax Operations increased to $67.8 million in 2017 from $31.7 million in 2016 due to significant increases in both rates and revenue days.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $67.5 million for 2017 and was associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in, compared to $31.8 million for the prior year, which was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in. TCE revenue per day was $10,051 and $5,639 for 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply drove the increase in rates for both of our vessel types.

	For the Year Ended December 31,
Kamsarmax Operations:	2017	2016	Change	% Change
TCE Revenue	$67,525	$31,765	$35,760	113
TCE Revenue / Day	$10,051	$5,639	$4,412	78
Revenue Days	6,718	5,633	1,085	19
Kamsarmax Operations vessel operating costs were $35.3 million for 2017, including approximately $1.4 million of takeover costs associated with new deliveries and $1.0 million of other non-operating expenses and related to 18 vessels owned, on average during the period. Vessel operating costs for the prior year were $27.1 million and related to 14 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2017 were $5,028.
Charterhire expense for our Kamsarmax Operations decreased to $4.4 million in 2017 from $12.3 million in the prior year reflecting the reduction in the number of vessels time chartered-in from four at the start of 2016 to none at the end of 2017. During 2016, we recorded a $2.5 million charge to terminate one time charter-in contract.
Kamsarmax Operations depreciation increased to $18.7 million in 2017 from $14.5 million in the prior year reflecting the increase in our weighted average vessels owned to 18 from 14.
General and administrative expense for our Kamsarmax Operations was $1.9 million and $1.7 million for 2017 and 2016, respectively. The increase is due to an increase in administrative services fees, reflecting the growth of our fleet.
During 2017, we recorded a write down on assets held for sale related to the sale of two Kamsarmax vessels to an unaffiliated third party and in 2016, we recorded a write down of vessels and assets held for sale related to the cancellation of a shipbuilding contract for a Kamsarmax vessel.

Corporate
Corporate general and administrative and financial expenses increased from $53.3 million in 2016 to $57.9 million in 2017, as increases in financial expenses due to increasing LIBOR rates, higher levels of debt and reduced capitalization of interest outweighed decreases in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.
During 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Revenue:
Vessel revenue	$51,127	$26,846	$162,205	$78,402
Operating expenses:
Voyage expenses	97	31	429	(45)
Vessel operating costs	22,801	19,036	86,664	68,832
Charterhire expense	947	2,569	5,392	17,356
Charterhire contract termination charge	—	—	—	10,000
Vessel depreciation	12,840	10,586	48,510	36,562
General and administrative expenses	6,551	8,715	29,081	33,995
Loss / write down on assets held for sale	—	—	17,701	12,433
Total operating expenses	43,236	40,937	187,777	179,133
Operating loss	7,891	(14,091)	(25,572)	(100,731)
Other income (expense):
Interest income	197	301	1,100	933
Foreign exchange loss	(15)	49	(292)	(116)
Financial expense, net	(9,141)	(6,816)	(34,962)	(24,921)
Total other expense	(8,959)	(6,466)	(34,154)	(24,104)
Net loss	$(1,068)	$(20,557)	$(59,726)	$(124,835)

Loss per common share - basic and diluted	$(0.01)	$(0.29)	$(0.83)	$(2.22)
Weighted-average shares outstanding - basic and diluted	71,702	71,672	71,794	56,174

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$68,535	$101,734
Accounts receivable	7,933	7,050
Prepaid expenses and other current assets	6,087	6,696
Total current assets	82,555	115,480
Non-current assets
Vessels, net	1,534,782	1,234,081
Vessels under construction	6,710	180,000
Deferred financing costs, net	3,068	3,307
Other assets	16,295	14,289
Total non-current assets	1,560,855	1,431,677
Total assets	$1,643,410	$1,547,157

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$46,993	$13,480
Capital lease obligation	1,144	—
Accounts payable and accrued expenses	10,453	11,070
Total current liabilities	58,590	24,550
Non-current liabilities
Bank loans, net	576,967	493,793
Capital lease obligation	17,747	—
Senior Notes, net	72,726	72,199
Total non-current liabilities	667,440	565,992
Total liabilities	726,030	590,542
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 74,902,364 and 75,298,676 shares as of December 31, 2017 and December 31, 2016, respectively	762	753
Paid-in capital	1,745,844	1,714,358
Common stock held in treasury, at cost; 1,465,448 shares at December 31, 2017	(11,004)	—
Accumulated deficit	(818,222)	(758,496)
Total shareholders’ equity	917,380	956,615
Total liabilities and shareholders’ equity	$1,643,410	$1,547,157

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Year Ended December 31,
	2017	2016
Operating activities
Net loss	$(59,726)	$(124,835)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	12,645	18,609
Vessel depreciation	48,510	36,562
Amortization of deferred financing costs	6,085	4,137
Write off of deferred financing costs	470	3,781
Loss / write down on assets held for sale	16,471	10,555
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(882)	1,146
Decrease (increase) in prepaid expenses and other assets	(4,032)	3,617
Increase (decrease) in accounts payable and accrued expenses	41	(5,768)
Net cash provided by (used in) operating activities	19,582	(52,196)
Investing activities
Proceeds from sale of assets held for sale	44,340	271,376
Payments on assets held for sale	—	(98,445)
Payments for vessels and vessels under construction	(217,033)	(408,307)
Net cash used in investing activities	(172,693)	(235,376)
Financing activities
Proceeds from issuance of common stock	—	128,112
Proceeds from issuance of long-term debt	287,554	247,243
Repayments of long-term debt	(153,003)	(185,239)
Common stock repurchased	(11,004)	—
Dividend paid	(1,509)	—
Debt issue costs paid	(2,126)	(1,110)
Net cash used in financing activities	119,912	189,006
Decrease in cash and cash equivalents	(33,199)	(98,566)
Cash at cash equivalents, beginning of period	101,734	200,300
Cash and cash equivalents, end of period	$68,535	$101,734

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended December 31,		For the Year Ended December 31,
	2017	2016	2017	2016
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$51,127	$26,846	$162,205	$78,402
Voyage expenses	(97)	(31)	(429)	45
Time charter equivalent revenue	$51,030	$26,815	$161,776	$78,447
Time charter equivalent revenue attributable to:
Kamsarmax	$20,811	$10,790	$67,525	$31,765
Ultramax	30,219	16,025	94,251	46,682
	$51,030	$26,815	$161,776	$78,447
Revenue days:
Kamsarmax	1,651	1,458	6,718	5,633
Ultramax	2,776	2,214	10,291	7,917
Combined	4,427	3,672	17,009	13,550
TCE per revenue day (1):
Kamsarmax	$12,605	$7,401	$10,051	$5,639
Ultramax	$10,886	$7,238	$9,159	$5,896
Combined	$11,527	$7,303	$9,511	$5,789

(1)
We define Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. See Non-GAAP Financial Measures.

Fleet List as of February 2, 2018

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
Total Kamsarmax		1,480,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Puma	2014	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,307,800
Total Owned or Finance Leased Vessels DWT		3,787,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

Vessel Under Construction
Kamsarmax Vessel

Vessel Name	Expected Delivery	DWT	Shipyard
Hull 2215 - TBN SBI Lynx	Q2-18	82,000	Jiangsu Yangzijiang Shipbuilding Co. Ltd.
Total Kamsarmax Newbuilding DWT		82,000

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, Monday, February 5, 2018, at 11:00 AM Eastern Standard Time / 5:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 7087839.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/95xtxviv
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 56 vessels consisting of 55 wholly-owned or finance leased drybulk vessels (including 18 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. In addition, one Kamsarmax vessel which is being constructed at Jiangsu New Yangzijiang Shipbuilding Co Ltd in China is expected to be delivered to the Company in the second quarter of 2018. Upon final delivery of the last vessel, the Company’s owned and finance leased fleet is expected to have a total carrying capacity of approximately 3.9 million dwt and all of our owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP performance measures that we believe provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net loss and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended December 31,		For the Year Ended December 31,
In thousands	2017	2016	2017	2016
Net loss	$(1,068)	(20,557)	$(59,726)	$(124,835)
Add Back:
Net interest expense	7,107	5,119	27,307	16,326
Depreciation and amortization (1)	16,903	16,412	67,710	62,835
EBITDA	$22,942	974	$35,291	$(45,674)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss (unaudited)

	For the Year Ended December 31,
In thousands, except per share data	2017		2016
	Amount	Per share	Amount	Per share
Net loss	$(59,726)	$(0.83)	$(124,835)	$(2.22)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25	12,433	0.22
Write down of deferred financing cost	470	0.01	2,456	0.05
Charterhire contract termination charge	—	—	10,000	0.18
Total adjustments	$18,171	$0.26	$24,889	$0.44
Adjusted net loss	$(41,555)	$(0.57)	$(99,946)	$(1.78)

Adjusted EBITDA (unaudited)

	For the Year Ended December 31,
In thousands	2017	2016
Net loss	$(59,726)	$(124,835)
Impact of Adjustments	18,171	24,889
Adjusted net loss	(41,555)	(99,946)
Add Back:
Net interest expense	27,307	16,326
Depreciation and amortization (1)	67,710	62,835
Adjusted EBITDA	$53,462	$(20,785)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)